ALLIANCE INSTITUTIONAL RESERVES, INC.



77.I


In June 1998, the Fund issued two additional classes of shares for the Prime, Government and Tax-Free Portfolios and a new Treasury Portfolio which offers the three classes of shares. The additional classes of shares differ from the Funds existing class only in that the new classes are subject to Rule 12b-1 fees. The existing class was redesignated as Class A shares. Class A shares do not pay a Rule 12b-1 fee and continue to have a total net expense ratio of 20 basis points. Class B shares have a 10 basis point Rule 12b-1 fee and a total net expense ratio of 30 basis points. Class C shares have a 25 basis point Rule 12b-1 fee and a total net expense ratio of 45 basis points. Shares of each portfolio and class will vote together as a single class on matters that affect each portfolio and class in substantially the same manner.